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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


(Check One):   [_] Form 10-K and Form 10-KSB     [_] Form 20-F     [_] Form 11-K
               [X] Form 10-Q and Form 10-QSB     [_] Form N-SAR

                        For Period Ended: March 31, 2003

               [_] Transition Report on Form 10-K
               [_] Transition Report on Form 20-F
               [_] Transition Report on Form 11-K
               [_] Transition Report on Form 10-Q
               [_] Transition Report on Form N-SAR

                       For the Transition Period Ended:

             Read attached instruction sheet before preparing form.
                              Please print or type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


PART I -- REGISTRANT INFORMATION

Sage Life Assurance of America, Inc.
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Full Name of Registrant


N/A
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Former Name if Applicable


969 High Ridge Rd., Suite 200
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Address of Principal Executive Office (Street and Number)


Stamford, CT  06905
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City, State and Zip Code


PART II -- RULE 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12B-25(B), the following should be completed. (Check box if appropriate.)

[_]      (a)  The reasons  described in  reasonable  detail in Part III of this form  could  not be  eliminated  without  unreasonable  effort or expense;
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[X]      (b)  The subject annual report,  semi-annual  report, transition report on Form 10-K, Form 20-F or Form N-SAR, or portion thereof, will be filed  on or  before  the  fifteenth  calendar  day following  the
              prescribed  due  date;  or  the  subject   quarterly   report   of
              transition report on Form 10-Q, or filing made by a money market fund pursuant to Rule 30b3-1, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_]      (c)  The  accountant's  statement  or other  exhibit  required by Rule
              12B-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q, and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

The Company's senior management has been extremely active in several key initiatives affecting the Company's capital resources and matters pertaining to the ownership of the Company's immediate parent. The five day extension will make it possible to produce a more accurate estimate of future liquidity of the Company and provide more comprehensive disclosures necessary to complete the form 10Q.

PART IV -- OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

            /s/  Gregory S. Gannon             (203)              321-8959
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               (Name)                       (Area Code)       (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

            [_] Yes [X] No

            If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                      SAGE LIFE ASSURANCE OF AMERICA, INC.
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                  (Name of Registrant as Specified in Charter)

            has caused this information to be signed on its behalf by the undersigned thereunto duly authorized.


            Date:  May 14, 2003                   By  /s/ TERRY ELEFTHERIOU
                                                   -----------------------------
                                                   Executive Vice President &
                                                   Chief Financial Officer